Evogene Ltd.
13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel

September 25, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Conlon Danberg

Re:	Evogene Ltd.
Registration Statement on Form F-1
Filed September 19, 2024 File No. 333-282218

Dear Mr. Danberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Evogene Ltd. hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will become effective at 9:00 a.m. Eastern time on September 27, 2024, or as soon as practicable thereafter.

Please contact our outside counsel, Meitar Law Offices (Mike Rimon, Adv. at +972-3-6145822 or mrimon@meitar.com, Jonathan M. Nathan, Adv. at +972-3-610-3157 or jonathann@meitar.com, or Elad Ziv, Adv. at+972-3-6142613 or eladz@meitar.com) with any questions, and please notify them when this request for acceleration has been granted.

Sincerely,

EVOGENE LTD.

	By:	/s/ Ofer Haviv
Name: Ofer Haviv
Title: President and Chief Executive Officer

cc:	Meitar Law Offices Mike Rimon, Adv.
Jonathan M. Nathan, Adv. Elad Ziv, Adv.